

MINNESOTA AURORA FC

Minnesota's Community-Owned Women's Soccer Team

Highlights

$1M+ Revenue

Earned over the last 12 months

1. This is a rare opportunity to become a legitimate owner of a soccer club in the US.

2. Joining the 3080 community owners from our first round of investment

3   A wildly successful first three seasons with an average attendance of over 5,000 fans.

4   2 members of the board of directors are elected by the community investors.

5   We've never lost a regular season match. Seriously, in 3 seasons. Never.

Team



Allie Schmidt Co-Founder and Board Chair

Graphic Designer specializing in Brand Identity. Gopher Soccer Alum.

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Jamie Becker-Finn Vice Chair of the Board, Community Board Member

Jamie Becker-Finn, Vice Chair of the Board, is a four term State Representative and House Judiciary Committee Chair. Attorney and owner of Makwa Coffee in Roseville, MN.



Andrea Yoch Co-Founder, Board Member, Chair of Investor Relations

Andrea Yoch, President of Andrea Yoch & Co. is an experienced Marketing professional specializing in small business, media, sports and entertainment.

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Mai-Anh Kapanke Community Board Member

Mai-Anh Tran, CFRE, is the Associate VP of Philanthropic Services at the Saint Paul & Minnesota Foundation. Mai-Anh has more than 25 years of experience in nonprofit management & executive leadership, board management, fundraising & donor relations.



Wes Burdine Co-Founder, Board Member

Owner of The Black Hart of Saint Paul, the world's foremost queer soccer bar.

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Matthew Bergeron General Counsel

Matthew Bergeron is an attorney with the Twin Cities law firm of Larkin Hoffman Daly Lindgren where he practices in the firm's health care and government relations practice groups.

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Ida Kane Board Member

Ida Kane has served as a member of the board of directors of Vimeo and Buildertrend since 2021. Ms. Kane served as the Chief Financial Officer of AppFolio,

We are Minnesota Aurora FC.

WEFUNDER CAMPAIGN 2024



Minnesota Aurora was built to empower women and kick down walls.

MINNESOTA AURORA

  

For Community. By Community.

Aurora is the largest independent, community-owned women's team in the country.

In 2021, 3,080 people invested in Minnesota Women's Soccer as part of our community ownership drive. Our support is international with owners in 48 states and 8 countries. We raised $1 million which allowed us to launch Minnesota Aurora in 2022.



Taking Minnesota by Storm

MINNESOTA AURORA

Our fans **AVERAGED 5,535 per game** over the past three seasons

MINNESOTA AURORA



Like a fairy tale: The rise and rise of Minnesota Aurora FC

RKC THIRD COAST 0
MN AURORA 7 FINAL



In our third season, we continue to capture local attention and are covered by all the major news outlets.

Neal: The NWSL's next franchise should be Minnesota Aurora

La Velle E. Neal Iii, Star Tribune
Wed, May 22, 2024 · 4 min read

Aurora's undefeated season ends with loss in Central Conference Championship

The Aurora's second straight undefeated regular season ended with a 1-0 loss to Indy Eleven.

Aurora cruise to 7-0 home opener win vs. RKC Third Coast

DAVID LA VAQUE, STAR TRIBUNE
May 20, 2024 at 9:23 PM

All home broadcasts are available over the air on TV *for free*.

Minneapolis/St. Paul is #15 TV Market.

Station Index

2022
Home games streamed on *WCCO.com*

2023
Home games aired on *Fox 9+*

2024
Home games aired on *Fox 9+*



BUILDING A PATHWAY

As a pre-professional club, our goal is to blaze a path for women in soccer.

In 2024, we added a second development



team (Aurora 2) to
expand our roster.

2022
ORGANIZATION OF
THE YEAR

11 Players have
gone on to sign
PRO CONTRACTS

UNDEFEATED in
3 Regular Seasons

2022 + 2023 + 2024
Heartland Division
CHAMPIONS

"

Women's sports have arrived, and everyone
agrees it's smart business to invest.

✦ Angela Ruggiero
*former chairperson of the International Olympic
Committee Athletes' Commission; Olympic gold medalist*



But we're not done yet.



Our goal is to turn a grassroots soccer team into a professional soccer team, something never before seen in American Women's Soccer.

- Strengthen business operations

- Create more opportunities for underrepresented communities through our internship program

- Expand merchandise licensing/retail partnerships

- Add more camps

OUR SUPER
POWER IS OUR
COMMUNITY

OUR SUPER
POWER IS
YOU.



Aurora is the proof of concept. They've gone out to market with a product that people love and want most importantly, with a community, something that organizations spend years building. It already exists at Aurora and the community model is going to be the future of team ownership.

-Kelsey Trainer
Women's sports advocate,
Investor in Women's Sports,
Aurora Community Owner

©2024 MINNESOTA AURORA